Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

WHEELS UP | ASP CONSUMER

SPAC Merger Transaction FAQ

February 2021

UP
N504

Frequently Asked Questions

1.	Q: What is Aspirational Consumer Lifestyle Corp. (“Aspirational”)?
A.	Aspirational is a Special Purpose Acquisition Company (SPAC) formed for the purpose of acquiring a business in the aspirational lifestyle space.

2.	Q: Why is Wheels Up combining with Aspirational?
A.	Wheels Up will be combining with Aspirational to provide capital for Wheels Up to accelerate marketplace growth and adoption, invest in adjacent lifestyle and consumer services to complement the platform, and drive global expansion. Wheels Up is also combining with Aspirational to enable Wheels Up to become a public company. Following the close of the transaction, Wheels Up will be listed on the New York Stock Exchange.

3.	Q: When will the business combination with Aspirational close?
A.	We expect to close the business combination with Aspirational in Q2 2021.

4.	Q: What is Aspirational’s ticker today?
A.	The ticker for Aspirational’s Class A ordinary shares is NYSE: ASPL.

5.	Q: What will the ticker be after the business combination closes?
A.	After the transaction closes, the ticker for the Class A common stock of the combined company will be NYSE: UP.

6.	Q: What will be the name of the company after the business combination?
A.	Following the close of the transaction, the Company’s legal name will be Wheels Up Experience Inc. It will continue to do business as Wheels Up.

7.	Q: What was the implied enterprise value of Wheels Up when it announced the business combination with Aspirational?
A.	The implied enterprise value of Wheels Up at the time of the transaction announcement was approximately $2.1 billion.

8.	Q: What was the implied post-combination equity value of Wheels Up when it announced the business combination with Aspirational?
A.	The implied post-combination equity value of Wheels Up at the time of the transaction announcement, based on a price of $10.00 per share immediately following the closing of the transaction, was approximately $2.7 billion.

9.	Q: At what stock price will the transaction be consummated?
A.	The business combination was valued based on a price of $10.00 per share. Aspirational’s Class A ordinary shares are currently listed on the NYSE, but the price of such shares at the time of the closing of the transaction will not impact the aggregate merger consideration payable to Wheels Up equityholders.

10.	Q: Will Wheels Up raise additional capital in the merger?
A.	Yes, Aspirational and Wheels Up are expected to raise $550 million in a fully committed private placement (“PIPE”) at $10.00 per share from institutional investors including T. Rowe Price, Fidelity, Franklin Advisors, Durable Capital, HG Vora Capital Management, Third Point, Luxor Capital, and Monashee, among others. The PIPE is subject to customary closing conditions, including the completion of the business combination. In addition to the net proceeds of the amount raised in the PIPE, Wheels Up will retain up to $240 million of cash from Aspirational’s trust account following the transaction, net of any redemptions. The cash in the trust account was raised by Aspirational in connection with its initial public offering in September 2020.

11.	Q: If I purchase an Aspirational Class A ordinary share, how many shares of Wheels Up will I receive at the close of the transaction?
A.	Each Aspirational Class A ordinary share (NYSE: ASPL) will automatically represent one share of Wheels Up (NYSE: UP) at the close of the business combination.

12.	Q: Who will be the management team of Wheels Up post combination?
A.	The current Wheels Up management team will continue to run the business post combination.

13.	Q: How will Aspirational be involved with the business post-close?
A.	Aspirational’s Chairman and Chief Executive Officer, Ravi Thakran, former Group Chairman of LVMH South and Southeast Asia, and Australia / New Zealand and former Managing Partner of L Catterton Asia, will join the combined company’s Board of Directors upon completion of the transaction. An Aspirational board observer will also be approved, tbd by Ravi Thakran and Kenny Dichter.

14.	Q: There are three different types of Aspirational securities traded on NYSE. If I want to eventually own Wheels Up common stock, which Aspirational shares should I buy?
A.	Aspirational currently has three types of securities outstanding. Common shares trade under ASPL. Warrants trade under ASPL WS. Units (each consisting of one common share and one-third of one warrant) trade under ASPL.U. Both the warrants and common shares will remain outstanding following completion of the transaction. The ticker of the common shares will change to UP and the ticker of the warrants will change to UP WS. At the closing, each unit that has not been previously separated will automatically separate into its components and convert into one share of combined company common stock and one-third of one combined company warrant.

15.	Q: If I have 1,000 Aspirational warrants, will I have the right to buy 1,000 shares of UP stock at $11.50?
A.	Yes. The warrants that trade under the ticker ASPL WS will remain outstanding following the transaction and trade under a new ticker, UP WS. Each warrant has a 5 year exercise period beginning on the date that is the later of September 25, 2021, or 30 days after the closing date of the transaction, and is exercisable into one share at an $11.50 exercise price.

16.	Q: If I own 1,000 Aspirational units, how many shares of UP, after the closing, do I have a right to buy?
A.	Each unit consists of one share of common stock and one-third of one warrant. After the closing of the business combination, you would own 1,000 shares of UP common stock and 333 UP WS warrants. These warrants would have the same terms as described in the question above.

17.	Q: What percentage ownership in Wheels Up will the SPAC shares in Aspirational receive?
A.	Assuming no redemptions, public Aspirational shareholders will own approximately 9% and the Aspirational sponsor will own approximately 2% of the combined company.

18.	Q: How do I buy shares in Wheels Up’s IPO?
A.	Wheels Up plans to become a public company through the business combination with Aspirational rather than an IPO. As noted above, holders of ASPL shares will own shares in Wheels Up following the closing of the business combination.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s registration statement on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aspirational intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Aspirational, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Aspirational and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.